AB 3/1

SEC 07001647 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BEST AVAILABLE COPY

SEC FILE NUMBER
8- 66557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Welton Street Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 S. Syracuse Street, Suite 530
(No. and Street)

PROCESSED
MAR 0 9 2007
THOMSON FINANCIAL

Denver (City) CO (State) 80237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Quam 303-226-1479
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

600 S. Cherry St., #815 (Address) Denver (City) CO (State) 80246 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/6

OATH OR AFFIRMATION

I, Mark Quam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Welton Street Investments, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALLISON KENNEY
Notary Public
State of Colorado

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELTON STREET INVESTMENTS, LLC
(SEC File No. 8-66557)

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2006 and Independent Auditors' Report and Supplemental Report on Internal Accounting Control

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

600 S. Cherry Street, Suite 815
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

INDEPENDENT AUDITORS' REPORT

To The Member
Welton Street Investments, LLC
Denver, Colorado

We have audited the accompanying statements of financial condition of Welton Street Investments, LLC (a limited liability company) as of December 31, 2006, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with audit standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Welton Street Investments, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, except for the material inadequacies described in the Report on Internal Control included at the end of this report, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hyd Hittedorf, P.C.
HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 15, 2007

WELTON STREET INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

CURRENT ASSETS:		
Cash	$	251,862
Restricted cash		48,547
Accounts receivable		75,480
Due from related party		15,971
Prepaid expenses		118,315
Total Current Assets		510,175
PROPERTY AND EQUIPMENT, at cost:		
Computer software		58,205
Computer equipment		31,168
Marketing equipment		7,236
Office furniture		7,065
Office equipment		4,996
Leasehold improvements		1,125
		109,795
Less accumulated depreciation and amortization		27,527
		82,268
OTHER ASSETS:		
Prepaid expense		9,555
Deposit		9,555
		19,110
	$	611,553

See accompanying notes to financial statements.

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	44,692
Accrued expenses		75,429
Total Current Liabilities		120,121
MEMBER'S EQUITY		491,432
	$	611,553

See accompanying notes to financial statements.

WELTON STREET INVESTMENTS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:		
Commissions	$	3,097,425
Due diligence reimbursements		357,186
Interest		3,539
		3,458,150
OPERATING EXPENSES:		
Payroll and related expenses		3,387,330
Advertising		518,934
Professional fees		193,682
Office expense		150,095
Marketing expense		134,439
Travel and entertainment		112,594
Filing and registration fees		70,872
Rent		58,813
Miscellaneous operating expenses		25,737
Depreciation		24,031
Bad debt expense		6,949
Loss on sale of assets		18,367
		4,701,843
NET LOSS		(1,243,693)
MEMBER'S EQUITY AT BEGINNING OF YEAR		81,625
CONTRIBUTIONS		1,653,500
MEMBER'S EQUITY AT END OF YEAR	$	491,432

See accompanying notes to financial statements.

WELTON STREET INVESTMENTS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(1,243,693)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		24,031
Loss on sale of assets		18,367
Increase (decrease) in cash resulting from changes in:		
Accounts receivable		(75,480)
Due from related party		118,722
Prepaid expenses		(118,717)
Accounts payable		(47,238)
Accrued expenses		24,819
NET CASH USED FOR OPERATING ACTIVITIES		(1,299,189)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(68,391)
Proceeds from sale of assets		700
Increase in deposits		(9,555)
NET CASH USED FOR INVESTING ACTIVITIES		(77,246)

See accompanying notes to financial statements.

CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions by member	1,653,500
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,653,500
NET INCREASE IN CASH	277,065
CASH AT BEGINNING OF YEAR	23,344
CASH AT END OF YEAR	300,409
LESS: CASH RESTRICTED AS TO USE	(48,547)
UNRESTRICTED CASH AT END OF YEAR	$ 251,862

See accompanying notes to to financial statements.

1. Summary of Significant Accounting Policies

Organization

Welton Street Investments, LLC (a limited liability company) is the nation's leading NASD Member Broker/Dealer formed exclusively to provide commercial real estate professionals with the ability to offer their clients 1031 exchange advice and high quality Tenant-in-Common (TIC) Investments.

The Company is 100% owned by Welton Street Investments Group, LLLP which is not a broker dealer. These financial statements reflect the assets, liabilities, income, expenses and cash flows of Welton Street Investments, LLC only.

Cash and Cash Equivalents

Cash on hand and investments with original maturities of three months or less are classified as cash equivalents.

Restricted Cash

The Company entered into an arrangement with a Professional Employer Organization to provide human resources and payroll services. By entering into this arrangement, the Company is required to maintain $48,000 in an account and grant the Professional Employer Organization a security interest the account for the first year of the agreement.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of three to five years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the member in its tax return.

1. Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Allowance for Doubtful Accounts

Accounts receivable are shown net of the allowance for doubtful accounts. After review of the accounts receivable aging, no provision for uncollectible accounts is deemed necessary by management.

Advertising Costs

Advertising costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Transactions with Related Entities

The Company shared office space and certain employees with three related entities. The Company paid an administrative charge, on a basis determined by management, to cover costs related to office space, supplies and staffing. For the year ended December 31, 2006, the Company paid $45,796 to these related entities. This expense sharing agreement ended April 1, 2006. Certain members of management of the Company are also officers or partners of the related entities.

3. Retirement Plan

During the year, the Company adopted a SIMPLE IRA plan that covers all of its employees. The Company matches the employees' contribution up to 1% of the employees' compensation, for those employees who are contributing to the plan via a salary reduction. For the period June 26, 2006 (date of inception) through December 31, 2006, the Company's matching contribution amounted to $4,346.

4. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $8,008. At December 31, 2006, the Company's net capital was $131,741.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

5. Commitment

Lease Commitment

The Company incurred rental expense of $19,110 in 2006 under two non-cancelable operating sub-lease agreements for office space. Future minimum lease payments under these leases through July 2008 are:

2007	$114,660
2008	66,885
	$ 181,545

WELTON STREET INVESTMENTS, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2006

MEMBER'S EQUITY	$ 491,432
DEDUCTIONS:	
Non-allowable assets	(359,691)
NET CAPITAL	$ 131,741
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 8,008
AGGREGATE INDEBTEDNESS	
TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 120,121
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.912:1

There is no difference between the above net capital computation and the corresponding computation included in the Company's original Form X-17A-5 Part IIA Filing.

WELTON STREET INVESTMENTS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, since the Company's activities are limited to those which qualify for an exemption under paragraph (k) (2) (i) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

600 S. Cherry Street, Suite 815
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

February 15, 2007

To The Member
Welton Street Investments, LLC
Denver, Colorado

In planning and performing our audit of the financial statements of Welton Street Investments, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Welton Street Investments, LLC, as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated February 15, 2007. The Company was in violation of its net capital requirement from January 1, 2006 through March 29, 2006. The Company's cash balance was swept out of its account and invested in reverse repos in the name of another entity that is a related party. Since the Company did not own the reverse repos, the amount swept out of the Company's account was a non-allowable asset in calculating net capital. As a result, the Company operated without the minimum required net capital in violation of Exchange Act Rule 15c3-1(a). This sweep arrangement ended on March 30, 2006. Additionally, an employee of a company that is a related party accessed the Company's accounting system and entered a

transaction without the Company's knowledge. After discovering this, the Company purchased a separate accounting system and does not share this system with any other companies.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, as well as the Company's action taken to correct the material weaknesses described in the above paragraph, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants